Exhibit 12

Exact Sciences Corporation

Computation of Earnings to Fixed Charges

(in thousands)

	3 mo Ended	Fiscal Year Ended December 31
	3/31/217	2016	2015	2014	2013	2012

Earnings:
Pre-tax income from continuing operations	$(34,946)	$(167,211)	$(157,803)	$(100,048)	$(46,514)	$(52,421)
Add: Fixed Charges	$82	$377	$145	$186	$176	$78
Earnings available for fixed charges	$(34,864)	$(166,834)	$(157,658)	$(99,862)	$(46,338)	$(52,343)

Fixed Charges:
Interest expensed and capitalized	50	213	6	51	69	41
Rental expense interest estimate	32	164	139	135	107	37
Total fixed charges	$82	$377	$145	$186	$176	$78
Deficiency of Earnings to Cover Fixed Charges	(34,946)	(167,211)	(157,803)	(100,048)	(46,514)	(52,421)

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)	(1)

(1) During each of these periods, our earnings were less than our fixed charges.  The amount of the deficiency for each period is set forth in the above table under the caption “Deficiency of Earnings to Cover Fixed Charges.